April 22, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Priscilla Dao

Re:	NextPlat Corp

Amendment No. 1 to Registration Statement on Form S-3

Filed March 22, 2022

File No. 333-262748

Ladies and Gentlemen:

This letter is being submitted on behalf of NextPlat Corp (the “Company” or “NextPlat”) in response to the comment letter, dated April 14, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended Registration Statement on Form S-3/A filed on March 22, 2022 (the “Registration Statement”). The Company’s Amendment No. 2 Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Amendment No. 1 to Registration Statement on Form S-3

Prospectus Summary, page 3

1. We note your response to prior comment 1 and that NextPlat Digital “will enable the use of a range of digital assets, such as non-fungible tokens (“NFTs”), in e-commerce and in community-building activities.” Please revise to provide a more detailed discussion of NextPlat Digital with regards to its functionality and the range of crypto assets you intend to utilize. For example, it is unclear whether the platform will be limited to the exchange of NFTs or if it will provide for the purchase and exchange of a wide variety of crypto assets.

Response:

The Company notes the Staff’s comment and has expanded its disclosure in the Amended Registration Statement to better describe the functionality and the range of digital or “crypto” assets the platform will utilize. This expanded disclosure is also set forth in the first paragraph of Exhibit A hereto.

Securitiesand Exchange Commission April 22, 2022 Page 2

2. We note that you intend to utilize crypto assets and NFTs on NextPlat Digital. Please describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk based assessments and are not a legal standard or binding on regulators or courts. Also, include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.

Response:

A. As a public company, NextPlat takes compliance procedures seriously and fully recognizes that the determination of whether NFTs or other forms of digital assets are deemed securities for U.S. security law purposes is based upon case law and Commission policies, rules and interpretations.

The Company will follow an internally developed model that will permit it to make a risk-based assessment regarding the likelihood that a particular NFT could be deemed a “security” within the meaning of the U.S. federal securities laws. This process will involve employees trained to identify the indicia of a “security” who will also work with outside legal counsel experienced in crypto asset regulatory matters to make a determination with respect to each NFT, or category of NFT, proposed to be posted on the Company’s platform. At minimum, all offerings will be separately evaluated to ensure:

●	Compliance with Howey, Reves, Gary Plastic and any other appropriate judicial precedent;

●	Compliance with The Framework for Investment Contact Analysis of Digital Assets issued by the Strategic Hub for Innovation and Financial Technology of the Securities and Exchange Commission (the “Framework”); and

●	That said NFTs are not fractionalized or yield-generating.

In the event a NFT or other digital asset is deemed by the Company pursuant to the above analysis to possess a reasonable likelihood of being deemed a security, the Company will (a) comply with applicable laws and regulations by forming, acquiring or engaging a licensed broker-dealer authorized to act as an trading system for those digital assets, or (b) transact in such digital assets offshore in a way that complies with applicable laws and regulations; or (c) not transact in the subject NFT.

The Company has expanded its disclosure in the Amended Registration Statement to describe this internal processes for how will determine whether particular crypto assets are securities within the meaning of the U.S. federal securities laws. This expanded disclosure is also set forth in the third paragraph of Exhibit A hereto.

Securitiesand Exchange Commission April 22, 2022 Page 3

B. The Company notes the Staff’s comment regarding the inclusion of a new risk factor and has included the requested risk factor in the Amended Registration Statement. The new risk factor is also set forth on Exhibit B hereto.

3. We note your disclosure that NextPlat Digital will be used to create “public market places, for us and third-parties, where anyone with a crypto wallet can buy and sell their own NFTs” and “private market places that only allow a particular company or entity to sell their own NFTs.” Please revise to disclose whether you intend to conduct due diligence regarding the identities of the users of your platform. Include a discussion regarding any applicable know-your-customer and anti-money-laundering requirements under federal or state law and how you intend to comply. Be sure to include a discussion of the process by which new users on your platform are onboarded and include risk factor disclosure regarding any failure to comply with applicable anti-money laundering and know your customer requirements.

Response:

A. The Company notes the Staff’s comment and has expanded its disclosure in the Amended Registration Statement. This expanded disclosure is also set forth in the fourth paragraph of Exhibit A hereto.

B. The Company notes the Staff’s comment regarding the inclusion of a new risk factor and has included the requested risk factor in the Amended Registration Statement. The new risk factor is also set forth on Exhibit C hereto.

4. Please revise to provide a discussion of the specific state or federal licenses or other regulatory requirements you will have in the jurisdictions you intend to operate. As nonexclusive example, discuss whether your NFT marketplace would be considered a “money transmitter” requiring registration as a money services business pursuant to FinCEN requirements and any regulatory or legal restrictions on crypto assets in China.

Response:

The Company notes the Staff’s comment and has expanded its disclosure in the Amended Registration Statement. This expanded disclosure is also set forth on in the fourth paragraph of Exhibit A hereto.

Securitiesand Exchange Commission April 22, 2022 Page 4

5. Please supplementally provide us with a detailed legal analysis of whether the instruments you plan to make available on NextPlat Digital are securities pursuant to Section 2(a)(1) the Securities Act of 1933. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis please address not only the instruments themselves but also your role in the operation of the marketplace and creation of the instruments.

Response:

The only crypto assets the Company presently intends to bring to market or promote are NFTs. The Company will not allow the minting, display, or sale of NFTs that are fractionalized or yield-generating, or contain smart-contract code to enable the pooling of royalties for the benefit of holders, or provide any other independent passive economic benefit to the holder. Additionally, each NFT will be internally assessed for indicia of security pursuant to the methodology set forth in the Company’s response to Comment number 2, above. In the event the subject NFT is deemed by the Company to possess a likelihood of being deemed a security, the Company will (a) comply with applicable laws and regulations by forming, acquiring or engaging a licensed broker-dealer authorized to act as an trading system for those digital assets, or (b) transact in such digital assets offshore in a way that complies with applicable laws and regulations; or (c) not transact in the subject NFT.

To the extent the Company provides a platform to facilitate the secondary sale of NFTs, the provision of such a secondary market will not implicate Gary Plastic Packaging Corp because: (i) such NFTs will be marketed as collectibles, not investments; (ii) the Company will specifically disclaim any implied or inherent value accruing or inuring to the NFTs; (iii) the Company will specifically advise purchasers of the possibility, and even likelihood, that the value of purchased NFTs will go to zero; and (iv) the Company will engage in no activity that would reasonably be construed to equate to market manipulation, such as the throttling of supply or the artificial suspension of transaction activity (other than in exigent circumstances, suspected fraud, planned downtime and the like).

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph De Martino at (202) 724-6848.

Securitiesand Exchange Commission April 22, 2022 Page 5

Sincerely,

ARENTFOX SCHIFF LLP
/s/ Ralph De Martino
By:	Ralph De Martino

Enclosures

cc:	Charles Fernandez, CEO

Securitiesand Exchange Commission April 22, 2022 Page 6

Exhibit A

“Expanding beyond our current global network of online storefronts serving thousands of consumers, enterprises, and governments, we intend to develop a next generation platform for digital assets built for Web3, an internet service built using decentralized blockchains. Our new platform (“NextPlat Digital”), which is currently in the design and development phase in collaboration with consultants and contracted developers, will initially enable the use of ~~a range of digital assets, such as~~ non-fungible tokens (“NFTs”), in e-commerce and in community-building activities. NextPlat Digital may in the future also enable the posting and use of other digital or “crypto” assets once applicable legal and regulatory requirements are addressed. As currently contemplated, NextPlat Digital will facilitate the creation/minting, purchase and sale of a broad range of non-yield-generating and non-fractionalized NFT products, including, but not limited to, art, music, collectables, digital real estate, video games ~~and~~ , game items and certificates of authenticity. We also anticipated developing and deploying NFTs for use in tokenizing data for use in brand loyalty programs.

NextPlat Digital, as currently planned, will be used by us to create both (a) public ~~market places~~marketplaces, for us and third-parties, where anyone with a crypto wallet or credit card can buy ~~and~~ an NFT from an authorized user, or, if authorized, sell their own NFTs, and (b) private market places that only allow a particular company or entity to sell their own NFTs within a branded market (such as for the promotion of a particular brand or product). We anticipate that NextPlat Digital will be substantially complete within the next six to nine months.

In determining if and how an NFT can be posted on our platform, we will follow an internally developed model that will permit us to make a risk-based assessment regarding the likelihood that a particular NFT could be deemed a “security” within the meaning of the U.S. federal securities laws. This process will involve employees trained to identify the indicia of a “security” who will also work with outside legal counsel experienced in crypto asset regulatory matters to make a determination with respect to each NFT, or category of NFT, proposed to be posted on our platform. These processes and procedures are risk based assessments and are not a legal standard or binding on regulators or courts. In the event an NFT or other digital asset is deemed by us, pursuant to the above analysis, to possess a reasonable likelihood of being deemed a security, we will (a) comply with applicable laws and regulations by forming, acquiring or engaging a licensed broker-dealer authorized to act as an trading system for those digital assets, or (b) transact in such digital assets offshore in a way that complies with applicable laws and regulations; or (c) not transact in the subject NFT. We do not currently intend to undertake or participate in “initial coin offerings”, the minting of “coins” or cryptocurrencies, but may do so in the future.

Our creation and operation of NextPlat Digital will also present a number of new regulatory and legal compliance obligations for the Company. For example, if we are deemed to be involved in the exchange or transmission of value that substitutes for currency, or fall under other evolving requirements, we may be deemed to be a “money transmitter” and will be subject to Anti-Money Laundering (AML) rules, as well as U.S. Department of the Treasury’s Financial Crimes Enforcement Network (FinCEN) requirements and state licensing requirements. In connection with complying with applicable regulations and laws (including Know-Your-Customer (KYC), Anti-Money Laundering (AML) and Combating the Financing of Terrorism (CFT) regulations) when onboarding new users, we intend to utilize third-party tools to proactively screen for high-risk wallets, including explicitly sanctioned addresses and addresses associated with sanctioned entities. The applicable requirements and our compliance obligations will vary depending on the nature of the client, the service or product provided and jurisdiction. For example, if we form or acquire a broker dealer in order to post, trade or sell NFTs or other digital assets that are securities, we will fully comply with all applicable KYC, AML and CFT compliance requirements. If, on the other hand, we facilitate the distribution of free promotional corporate collectable NFTs that are not deemed to be securities, our compliance requirements will be significantly less.”

Securitiesand Exchange Commission April 22, 2022 Page 7

Exhibit B

“Whether a particular non-fungible token (NFT) or other digital or “crypto” asset is a “security” is subject to a high degree of uncertainty, and if we are unable to properly characterize an NFT or other digital asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position that certain digital or “crypto” assets (which includes NFTs) fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while certain other foreign jurisdictions have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.”

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer and sale of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (ATS) in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

Securitiesand Exchange Commission April 22, 2022 Page 8

We have policies and processes to analyze whether each NFT that we seek to facilitate posting and sale on our platform could be deemed to be a “security” under applicable laws. Our policies and processes do not constitute a legal standard but rather represent our company-developed model, which permits us to make a risk-based assessment regarding the likelihood that a particular NFT could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that an NFT posted and sold on our platform is a “security” under applicable laws. Because our platform is not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS (or foreign equivalents), and we do not seek to register or rely on an exemption from such registration or license to facilitate the offer and sale of NFTs on our platform, we only permit posting on our platform of those NFTs for which we determine there are reasonably strong arguments to conclude that the NFT is not a security. We believe that our process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to digital assets to facilitate informed risk-based business judgment. However, we recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a posting determination does not guarantee any conclusion under the U.S. federal securities laws. We expect our risk assessment policies and to continuously evolve to take into account case law, facts, and developments in technology.

There can be no assurances that we will properly characterize any given NFT as a security or non-security for purposes of determining whether our platform will allow the posting of such NFT, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If the SEC, state or foreign regulatory authority, or a court were to determine that NFTs offered or sold on our platform are securities, we would not be able to offer such NFTs until we are able to do so in a compliant manner. A determination by the SEC, a state or foreign regulatory authority, or a court that an NFT posted and sold on our platform was a security may also result in us determining that it is advisable to remove NFTs from our platform that have similar characteristics to the NFT that was determined to be a security. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the NFT in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that purchased such NFTs on our platform and suffered losses could also seek to rescind a transaction that we facilitated as the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in other similar NFTs, which could negatively impact our business, operating results, and financial condition.”

Securitiesand Exchange Commission April 22, 2022 Page 9

Exhibit C

“We are subject to payments-related regulations and risks.

We provide regulated services in certain jurisdictions because we enable customers to keep account balances with us and transfer money to third parties, and because we may provide services to third parties to facilitate payments on their behalf. In these jurisdictions, we may be subject to requirements for licensing, regulatory inspection, bonding and capital maintenance, the use, handling, and segregation of transferred funds, consumer disclosures, and authentication. We are also subject to, or voluntarily comply with, a number of other laws and regulations relating to payments, money laundering, international money transfers, know-your-customer requirements (KYC), privacy and information security, and electronic fund transfers. If we were found to be in violation of applicable laws or regulations, we could be subject to additional requirements and civil and criminal penalties or forced to cease providing certain services.”